Exhibit 12
NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Computation of Ratio of Margins to Fixed Charges
(Dollar Amounts In Thousands)
(Unaudited)
For the Years Ended May 31, 2009, 2008, 2007, 2006, and 2005

	2009	2008	2007	2006	2005
(Loss) income prior to cumulative
effect of change in accounting principle	$(69,870)	$45,745	$11,701	$95,497	$122,503
Add: Fixed charges	935,194	931,268	991,754	977,200	941,398
Less: Interest capitalized	(173)	-	-	-	-
Margins available for fixed charges	$865,151	$977,013	$1,003,455	$1,072,697	$1,063,901
Fixed charges:
Interest on all debt (including amortization
of discount and issuance costs)	$935,021	$931,268	$991,754	$977,200	$941,398
Interest capitalized	173	-	-	-	-
Total fixed charges	$935,194	$931,268	$991,754	$977,200	$941,398

Ratio of margins to fixed charges	-	1.05	1.01	1.10	1.13

For the year ended May 31, 2009, earnings were insufficient to cover fixed charges by $70 million.